UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 13, 2026

SOMNIGROUP INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31922	33-1022198
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Crescent Ct. Suite 700
Dallas, Texas 75201
(Address of principal executive offices) (Zip Code)

(800) 878-8889
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.01 par value	SGI	New York Stock Exchange

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On April 13, 2026, Somnigroup International Inc. (NYSE: SGI, “Somnigroup”) and Leggett & Platt, Incorporated (NYSE: LEG, “Leggett & Platt”) issued a joint press release announcing the execution of a definitive agreement (the “Merger Agreement”) for a proposed business acquisition in which Somnigroup, through a wholly-owned subsidiary, will acquire Leggett & Platt in an all-stock transaction valued at approximately $2.5 billion. Somnigroup also furnished an investor presentation (the “Investor Presentation”) regarding the proposed transaction. The Investor Presentation will be used from time to time in meetings with investors. A copy of the press release and Investor Presentation are furnished hereto as Exhibits 99.1 and 99.2.

The information furnished pursuant to this Item 7.01 (including Exhibits 99.1 and 99.2 hereto) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liability of that section and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Forward-Looking Statements

This Current Report, including the information incorporated by reference herein, contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies and other information that is not historical information. When used in this Current Report, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This Current Report is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This Current Report is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this Current Report.

Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors - Executive Officers,” “Proposal No. 1 — Election of Directors - Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information - Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the sections entitled “Supplemental Item. Information About Our Executive Officers” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters - Director Compensation,” “Proposals to be Voted On at the Annual Meeting - Proposal One: Election of Directors,” “Executive Compensation and Related Matters - Compensation Discussion & Analysis” and “Security Ownership - Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.
Exhibit	Description
99.1
Press Release dated April 13, 2026, titled “Somnigroup International, the World’s Leading Bedding Company, to Acquire Leggett & Platt, A Diversified Component Manufacturer and Key Somnigroup Supplier, in an All-Stock Transaction”

99.2	Somnigroup International Inc. to Acquire Leggett & Platt Investor Presentation
104	Cover page interactive data file (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 13, 2026

Somnigroup International Inc.

	By:	/S/ BHASKAR RAO
	Name:	Bhaskar Rao
	Title:	Executive Vice President & Chief Financial Officer

Exhibit 99.1

Somnigroup International, the World’s Leading Bedding Company, to Acquire Leggett & Platt, A Diversified Component Manufacturer and Key Somnigroup Supplier, in an All-Stock Transaction

–     Continues vertical integration strategy, enhancing consumer-centric innovation

–     Expands addressable market in bedding and into non-bedding industries

–     Reduces financial leverage and drives operating cash flow

–     Drives immediate adjusted EPS accretion before synergies

–     Creates meaningful synergy opportunities

DALLAS, TX and CARTHAGE, MO, April 13, 2026 – Somnigroup International Inc. (NYSE: SGI, “Somnigroup”) and Leggett & Platt, Incorporated (NYSE: LEG, “Leggett & Platt”) today announced that the companies have signed a definitive agreement pursuant to which Somnigroup will acquire Leggett & Platt in an all-stock transaction valued at approximately $2.5 billion based on Somnigroup’s closing share price on April 10, 2026.

Under the terms of the agreement, Leggett & Platt shareholders will receive 0.1455 shares of Somnigroup common stock in exchange for each share of Leggett & Platt common stock they own. As a result of the transaction, Leggett & Platt’s shareholders will own approximately 9% of the combined company on a fully diluted basis. The agreement has been unanimously approved by the Boards of Directors of Somnigroup and Leggett & Platt.

The transaction is currently anticipated to close by year-end 2026, subject to the satisfaction of customary closing conditions, including approval by Leggett & Platt’s shareholders and receipt of applicable regulatory approvals. The transaction does not require Somnigroup shareholder approval.

Following the close of the transaction, Leggett & Platt is expected to operate as a separate business unit within Somnigroup, similar to Tempur Sealy, Mattress Firm, and Dreams and to maintain its offices in Carthage, Missouri. Leggett & Platt’s Chairman and CEO, Karl Glassman, will continue to lead Leggett & Platt following the closing date and will assist with a seamless transition to a new CEO of the Leggett & Platt business unit within twelve months of the closing date.

Somnigroup and Leggett & Platt have collaborated for nearly 50 years to drive innovation in the bedding market. With a deep, longstanding partnership and strong cultural alignment, the companies know each other well, and the combination is expected to further strengthen their ability to deliver innovative bedding products. Together, after giving effect to the transaction, including elimination of intercompany sales, the combined company generated 2025 net sales of approximately $11.2 billion, approximately $1.7 billion of adjusted EBITDA, and $1.1 billion of operating cash flow. The combined company is expected to operate 175 manufacturing facilities across 36 countries worldwide, supported by a global workforce of more than 36,000 colleagues. The combined company will continue to honor Leggett & Platt’s existing supply agreements with customers in the bedding industry.

Leggett & Platt is a diversified manufacturer that designs and produces a broad variety of engineered components and products that can be found in many homes and automobiles. It is a leading supplier of bedding components and solutions; automotive seat comfort and convenience systems; home and work furniture components; geo components; flooring underlayment; and hydraulic cylinders for material handling and heavy construction applications.

Somnigroup Chairman and CEO Scott Thompson said, “We are proud to have Leggett & Platt join Somnigroup. Leggett & Platt’s strong engineering capabilities, diversified end users and cash‑generating financial profile meaningfully enhance our global platform. This combination is consistent with our vertical integration strategy, which drives innovation and value for customers while also enhancing shareholder value. By bringing a successful supply partner into our group, we accelerate our ability to deliver differentiated, consumer‑centric innovation. This combination is evidence of our commitment to disciplined capital allocation centered on long‑term shareholder value creation.”

Leggett & Platt Chairman and CEO Karl Glassman said, “We are pleased to reach this agreement with Somnigroup, a valued long‑standing customer and partner. This transaction provides Leggett & Platt shareholders with the opportunity to participate in the future growth and value creation of a leading global company on a tax deferred basis. On behalf of our Board of Directors and management team, I would like to thank the Leggett & Platt team for their hard work and dedication. For more than 140 years, we have provided our customers with innovation and quality. I believe this combination positions us to continue that track record and deliver compelling strategic and financial value for our customers, employees and shareholders.”

Strategic Rationale
The companies expect the combination to leverage the individual strengths of Somnigroup and Leggett & Platt to realize five strategic benefits.

1.	Continues Vertical Integration Strategy, Enhancing Consumer-Centric Innovation.
The combination enables closer collaboration between component engineering, mattress design, and consumer trends, supporting accelerated innovation cycles and more cost effective consumer-centric product constructions.

2.	Expands Addressable Markets in Bedding and Into Non-Bedding Industries.
The combination provides access to incremental addressable markets beyond bedding, expanding long-term growth opportunities and cash flow generation. Additionally, Leggett & Platt’s diversified sales streams and geographic presence lessen reliance on any single category, product or geographic market, reducing overall volatility.

3.	Reduces Financial Leverage and Drives Operating Cash Flow.
The combination is expected to lower Somnigroup’s net financial leverage and increases financial flexibility. Enhanced balance sheet capacity supports an expanded capital allocation strategy, which we, in turn, expect will drive shareholder value and enhance the combined company’s competitive position.

4.	Drives Immediate Adjusted EPS Accretion Before Synergies.
The combination is expected to be accretive to adjusted EPS before synergies in the first year post close*.

5.	Creates Meaningful Synergy Opportunities.
The combination presents cost synergy opportunities with an expected net positive impact on adjusted EBITDA of $50 million on a fully implemented annual run-rate basis. The main categories of anticipated synergies are sourcing, operations and product innovation. We expect that these synergies will be fully realized over a three-year period, with approximately $10 million benefiting adjusted EBITDA in the first twelve months post-closing.

*Post closing, Somnigroup expects Leggett & Platt’s financial results will be presented as a new reporting segment within the Somnigroup business. Leggett & Platt’s sales to Somnigroup’s other reporting segments will be eliminated, with no impact to reported Leggett & Platt segment profits. In 2025, Somnigroup represented 7% of Leggett & Platt’s net sales. Additionally, in accordance with GAAP, Somnigroup expects to incur approximately $50 million of annualized non-cash expense from the adjustment to fair value of the acquired Leggett & Platt business, which will primarily impact cost of goods sold, and Somnigroup expects to incur approximately $10 million of annualized non-cash expense from the adjustment to fair value of the acquired Leggett & Platt bonds, which will impact interest expense.

Financial Impact
As of December 31, 2025, Leggett & Platt’s net leverage under its credit agreement was 2.4 times adjusted EBITDA. Somnigroup expects to leave Leggett & Platt’s existing long-term bond debt in place following the transaction.

Advisors
Goldman Sachs & Co. LLC is serving as exclusive financial advisor and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to Somnigroup. J.P. Morgan Securities LLC is serving as exclusive financial advisor and Latham & Watkins LLP is serving as legal counsel to Leggett & Platt.

Forward-Looking Statements
This press release contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such statements might include information concerning one or more of Somnigroup’s and Leggett & Platt’s plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this release, the words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations regarding the impact of the proposed transaction on Somnigroup’s brands, products, customer base, results of operations, or financial position, its share repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett & Platt’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett & Platt with Somnigroup’s business and personnel and Somnigroup’s and Leggett & Platt’s post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations or beliefs will prove correct.

Numerous factors, many of which are beyond Somnigroup’s and Leggett & Platt’s control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include risks associated with Leggett & Platt’s ongoing operations; the ability to obtain the requisite Leggett & Platt shareholder approval; the risk that Somnigroup or Leggett & Platt may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett & Platt into Somnigroup’s operations and realize synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Somnigroup’s or Leggett & Platt’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett & Platt; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer acceptance and changes in demand for Somnigroup’s and Leggett & Platt’s products; and other risks inherent in Somnigroup’s and Leggett & Platt’s businesses.

All such factors are difficult to predict, are beyond Somnigroup’s and Leggett & Platt’s control, and are subject to additional risks and uncertainties, including those detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025 and those detailed in Leggett & Platt’s annual report on Form 10-K for the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus (each as defined below) that Somnigroup and Leggett & Platt intend to file with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett & Platt’s actual results to differ materially from the forward-looking statements. Neither Somnigroup nor Leggett & Platt undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation
This press release is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett & Platt and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett & Platt. Each of Somnigroup and Leggett & Platt may also file other relevant documents with the SEC regarding the proposed transaction.

This press release is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup’s website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett & Platt will be available free of charge on Leggett & Platt’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through, Somnigroup’s or Leggett & Platt’s website is not incorporated by reference into this communication.

Participants in Solicitation
Somnigroup, Leggett & Platt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup’s executive officers and directors in Somnigroup’s definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors - Executive Officers,” “Proposal No. 1 — Election of Directors - Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information - Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett & Platt’s executive officers and directors in Leggett & Platt’s Annual Report on Form 10-K for the year ended December 31, 2025, under the section entitled “Supplemental Information: Information about our Executive Officers,” and “Directors, Executive Officers and Corporate Governance,” and in Leggett & Platt’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters - Director Compensation,” “Proposals to be Voted On at the Annual Meeting - Proposal One: Election of Directors,” “Executive Compensation and Related Matters - Compensation Discussion & Analysis” and “Security Ownership - Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

About Somnigroup International
Somnigroup is the world’s leading bedding company, dedicated to transforming how the world sleeps. With superior capabilities in design, manufacturing, distribution and retail, we deliver breakthrough sleep solutions and serve the evolving needs of consumers in more than 100 countries worldwide, through our fully-owned businesses, Tempur Sealy, Mattress Firm and Dreams. Our portfolio includes the most highly recognized brands in the industry, including Tempur-Pedic®, Sealy®, Stearns & Foster®, and Sleepy’s®, and our global omni-channel platform enables us to meet consumers wherever they shop, offering a personal connection and innovation to provide a unique retail experience and tailored sleep solutions.

We seek to deliver long-term value for our shareholders through prudent capital allocation, including managing investments in our businesses. We are guided by our core value of Doing the Right Thing and committed to our global responsibility to protect the environment and the communities in which we operate. For more information, please visit www.somnigroup.com.

About Leggett & Platt
Leggett & Platt is a diversified manufacturer that designs and produces a broad variety of engineered components and products that can be found in many homes and automobiles. The 143-year-old company is a leading supplier of bedding components and solutions; automotive seat comfort and convenience systems; home and work furniture components; geo components; flooring underlayment; and hydraulic cylinders for material handling and heavy construction applications.

Investor Relations Contacts

For Somnigroup:
Lauren Avritt
Investor Relations
Somnigroup International Inc.
800-805-3635
Investor.relations@somnigroup.com

For Leggett & Platt:
Ryan M. Kleiboeker
Investor Relations
Leggett & Platt, Incorporated
417-358-8131
invest@leggett.com

Media Contacts

For Somnigroup:
FGS Global
Somnigroup@fgsglobal.com

For Leggett & Platt:
Joele Frank, Wilkinson Brimmer Katcher
Tim Lynch / Leigh Parrish / Eliza Rothstein / Lyle Weston
(212) 355-4449

Exhibit 99.2

 Somnigroup to Acquire Leggett & Platt  April 13, 2026  Exhibit 99.2

 2  Consideration  Total purchase price of approximately $2.5B, based on Somnigroup’s closing share price on April 10, 2026  100% stock consideration  Leggett & Platt shareholders will receive 0.1455 shares of Somnigroup common stock in exchange for each share of Leggett & Platt stock they own  Expected Post-Closing Ownership¹  Leggett & Platt’s shareholders will own approximately 9% of the combined company on a fully diluted basis  Financial Impact  Expected to be accretive to adjusted EPS² before synergies in the first year post close  Expected to lower Somnigroup’s net financial leverage² and increase financial flexibility  Combination presents meaningful cost synergy opportunities with an expected net positive impact on adjusted EBITDA² of $50 million on a fully implemented annual run-rate basis, with approximately $10 million benefiting adjusted EBITDA² in the first twelve months post-closing  Management & Governance  Leggett & Platt is expected to operate as a separate business unit within Somnigroup, similar to Tempur Sealy, Mattress Firm and Dreams  Leggett & Platt’s Chairman and CEO, Karl Glassman, will continue to lead Leggett & Platt following the closing date and will assist with a seamless transition to a new CEO of the Leggett & Platt business unit  Leggett & Platt to maintain its offices in Carthage, MO, and the combined company will continue to honor Leggett & Platt’s existing supply agreements with customers in the bedding industry  Timing & Approvals   Anticipated to close by year-end 2026  Subject to the satisfaction of customary closing conditions, including approval by Leggett & Platt’s shareholders and receipt of applicable regulatory approvals   Transaction Summary

 Global Scale, Vertical Integration:A leading international bedding company with leading, end-to-end capabilities from design and manufacturing to retail  Omnichannel Reach & Iconic Brands:Portfolio of trusted brands and products, reaching consumers wherever they shop – online, in 2,800+ stores, and through a robust wholesale network  Relentless Innovation & Consumer Insight:Industry-leading R&D, marketing investment and consumer access fuel product differentiation and demand as sleep becomes ever more central to health and wellness  Operational Excellence & Leverage:Structural advantages drive superior efficiency and cash flow  Resilient Cash Generation & Disciplined Capital Allocation:Robust free cash flow and strong balance sheet supports business reinvestment, acquisitions and shareholder returns  Connected, Proven Leadership:Seasoned management team with track record of driving execution and growth across all business units  Poised for Industry Recovery:Uniquely positioned to drive value as the $120 billion3 global bedding market rebounds  The Somnigroup Investment Thesis: “The Stage Is Set – the Best Is Yet to Come”

 High-level Strategic Direction | Corporate Governance | Capital Allocation  Leading global  bedding manufacturer  Leading U.S.  bedding retailer  Leading UK  bedding retailer  Leading global components designer & manufacturer  Tactical Go-to-market Strategy | Operational Excellence | Passionate Customer Service

 Leggett & Platt is an international diversified manufacturer that conceives, designs, and produces a wide range of engineered components and products found in many homes and automobiles  Innovative proprietary products and efficient vertical integration have made Leggett one of the largest U.S.-based bedding component manufacturers:  Leggett is a supplier of innersprings, specialty foam, adjustable beds, and other bedding components and services, with global manufacturing and distribution   Leggett also produces machinery for internal production and assembly of its bedding products  Diverse manufacturing expertise, proprietary capabilities, and global scale have enabled Leggett to become a leading supplier of automotive seat comfort and convenience systems, home and work furniture components, geo components, flooring underlayment, and hydraulic cylinders   2025 Sales5  Leggett & Platt: Facts and Figures⁴  $4.1B  2025 sales  $385M  2025 Adj. EBITDA2  $338M  2025 Operating Cash Flow  143 Year  Heritage  Leggett & Platt Overview

 A diversified manufacturer that designs and produces a broad variety of engineered components and products  Strong Competitive Positions in Core Markets  Trusted supplier to customers across varied, large addressable end markets  Diverse customer base with low concentration  Heritage As an Innovator  Supports bedding customers’ product needs from raw materials to components to finished mattresses and foundations  Pioneer of the steel coil innerspring with a track record of innovative, proprietary products supporting the global bedding industry   Drives innovation across Specialized Products and Furniture, Flooring and Textile segments to improve product quality, increase efficiency, and support ongoing growth  Significant Operating Cash Flow  Track record of strong cash generation  Deeply ExperiencedManagement Team  Deep company knowledge and understanding of Leggett’s diverse capabilities   Driven to succeed through people, product and innovation  Leggett & Platt Business Highlights

 Continues Vertical Integration Strategy, Enhancing Consumer-Centric Innovation  Expands Addressable Market in Bedding and into Non-Bedding Industries  Reduces Financial Leverage2 and Drives Operating Cash Flow  Drives Immediate Adjusted EPS2 Accretion Before Synergies  Creates Meaningful Synergy Opportunities  1  2  3  4  5  Transaction Rationale

 Continues Vertical Integration Strategy  1  01Innovation  4 industry-leading lab sites  110,000+ square feet of R&D  02Production  70+ strategically located plants globally, supported by resilient supply chains  03Marketing  $700M+ annual advertising spend  04Wholesale Distribution  20,000+ third-party retail doors   05DTC Retail  2,800+ retail stores globally  40+ e-commerce platforms  5 development & innovation centers  250,000+ incremental square feet of R&D  28 global manufacturing facilities, including 2 wire mills and 1 rod mill  Bedding Products

 Innovation Pipeline driven by Consumer Insights  Innovation Pipeline driven by Engineering Expertise and Collaboration  Deployment of proprietary technologies across Somnigroup’s portfolio of leading products  Key Innovation Areas  Quality & Durability  Support  Comfort  Climate  Sleep Tracking  Snoring  Key Innovation Areas  Industry-Leading Co-Development Capabilities  Ability to Serve Customers Anywhere in the Value Chain  Innerspring Innovation and Production Efficiency  Enhanced Foam Performance  Enables end-to-end development of integrated sleep systems  Accelerates advancements in smart bed technologies  Combination advances Somnigroup’s mission to transform how the world sleeps  Improves ability to serve consumers across segments  Bedding Products   Enhances Consumer-Centric Innovation  1

 SPECIALTY FOAM  ADJUSTABLE BED  INTERNATIONAL BEDDING  ROD & WIRE AND U.S. SPRING  Expands Addressable Market in Bedding  2  Experienced workforce supporting quality and consistent production  Vertical integration ensures availability of key raw materials  Operational scale creates durable cost advantages  Engineering, operational and commercial expertise  Strong business in hybrid and foam mattresses   Large U.S. manufacturing and distribution footprint  Advanced foam engineering drives product differentiation  North American footprint with established customer relationships  Vertical integration in steel and wood fabrication drives cost efficiency  Strategically positioned physical manufacturing presence in or near target geographies  Consistent quality and efficient production

 Combined Company6  Expands and fortifies bedding operation and provides opportunity for diversified long-term growth and cash flow generation   Integrating Leggett & Platt’s innerspring and specialty foam components generates efficiencies  Lessens reliance on any single category, product or geographic market, reducing overall volatility  Strengthens North American business by leveraging L&P’s established manufacturing and distribution infrastructure in Canada and Mexico  Reduces U.S. concentration, creating a more balanced international profile with expanded footprints in Europe and China   Provides a broader global foundation to facilitate long-term growth  Product   Mix  Geographic Mix  Expands Addressable Market into Non-Bedding Industries  FY ‘25  FY ‘25  2

 Maintenance Capex and Strategic Reinvestment  Return Value to   Shareholders  Opportunistic M&A  Accelerated   Deleveraging  End-Market   Expansion  Operational   Efficiency  Cost   Synergies  Leverage2   Target Range:   2.0x – 3.0x  Capital Allocation Priorities  3  Reduces Financial Leverage and Drives Operating Cash Flow

 Drives Immediate Adjusted EPS Accretion Before Synergies  FY ‘25  FY ‘254  FY ‘256  Consolidated Sales  $7.5B  $4.1B  $11.2B   Adjusted EBITDA2  $1.3B  $385M  $1.7B  Capex  $167M  $57M  $224M  4  Acquisition expected to be accretive to adjusted EPS2   before synergies in the first year post-close3

 Sourcing: Creates a platform to further increase internal sourcing and supply integration  Operations: Leverages the combined scale and vertically integrated infrastructure across manufacturing and logistics to drive operational efficiencies  Innovation: Enables tighter integration of component engineering, mattress design, and consumer insights, enabling more cost‑effective, consumer‑centric product development  Creates Meaningful Synergy Opportunities  5  We expect that these synergies will be fully realized over a   three-year period, with approximately $10M benefiting adjusted   EBITDA2 in the first year post-close3  Preliminary Expected Run-Rate Synergies3

 Transaction Valuation   Pre-Synergies   FY ‘25  Post-Synergies   FY ‘25  Purchase Price  $2.5B  $2.5B   Adjusted EBITDA2,7  $380M  $380M  Expected Run-Rate Synergies3  $0M  $50M  Adjusted EBITDA2 After Synergies  $380M  $430M  Expected Multiple3   6.6x  5.8x  We expect attractive cost synergies to drive value creation for the combined shareholder base

 Global Scale, Vertical Integration:A leading international bedding company with leading, end-to-end capabilities from design and manufacturing to retail  Omnichannel Reach & Iconic Brands:Portfolio of trusted brands and products, reaching consumers wherever they shop – online, in 2,800+ stores, and through a robust wholesale network  Relentless Innovation & Consumer Insight:Industry-leading R&D, marketing investment and consumer access fuel product differentiation and demand as sleep becomes ever more central to health and wellness  Operational Excellence & Leverage:Structural advantages drive superior efficiency and cash flow  Resilient Cash Generation & Disciplined Capital Allocation:Robust free cash flow and strong balance sheet supports business reinvestment, acquisitions and shareholder returns  Connected, Proven Leadership:Seasoned management team with track record of driving execution and growth across all business units  Poised for Industry Recovery:Uniquely positioned to drive value as the $120 billion3 global bedding market rebounds  The Somnigroup Investment Thesis: “The Stage Is Set – the Best Is Yet to Come”

 APPENDIX

 This investor presentation contains statements that may be characterized as “forward-looking” within the meaning of the federal securities laws. Such  statements might include information concerning one or more of Somnigroup International Inc.’s (“Somnigroup”) and Leggett & Platt, Incorporated’s  (“Leggett”) plans, guidance, objectives, goals, strategies, and other information that is not historical information. When used in this communication, the  words “will,” “targets,” “expects,” “anticipates,” “plans,” “proposed,” “intends,” “outlook,” and variations of such words or similar expressions are intended  to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to Somnigroup’s expectations  regarding the impact of the proposed transaction on Somnigroup's brands, products, customer base, results of operations, or financial position, its share  repurchases, adjusted EPS, net leverage, operating cash flow, net income, future performance, cost and run-rate synergies, funding sources, expected capital structure, the financial impact of Leggett’s existing long-term debt, ability to deleverage after the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the integration of Leggett with Somnigroup’s business and personnel and Somnigroup's and Leggett's post-acquisition financial reporting. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that these expectations and these beliefs will prove correct.  Numerous factors, many of which are beyond Somnigroup’s and Leggett's control, could cause actual results to differ materially from any that may be  expressed herein as forward-looking statements. These potential risks include risks associated with Leggett’s ongoing operations; the ability to obtain the  requisite Leggett shareholder approval; the risk that Somnigroup or Leggett may be unable to obtain governmental and regulatory approvals required for the  proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the  expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed  transaction; the risk of delays in completing the proposed transaction; the ability to successfully integrate Leggett into Somnigroup's operations and realize  synergies from the proposed transaction and the expected run-rate of such synergies; the possibility that the expected benefits of the acquisition are not  realized when expected or at all; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of  Somnigroup’s or Leggett’s common stock; the risk of litigation related to the proposed transaction; the diversion of management time from ongoing business  operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships,  including those resulting from the announcement or completion of the proposed transaction; general economic, financial and industry conditions,  particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the  availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on Somnigroup and Leggett;  uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; consumer  acceptance and changes in demand for Somnigroup’s and Leggett's products; and other risks inherent in Somnigroup’s and Leggett’s businesses.  All such factors are difficult to predict, are beyond Somnigroup’s and Leggett’s control, and are subject to additional risks and uncertainties, including those  detailed in Somnigroup’s annual report on Form 10-K for the year ended December 31, 2025, and those detailed in Leggett’s annual report on Form 10-K for  the year ended December 31, 2025. These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy  statement/prospectus (as defined below) that Somnigroup and Leggett intend to file with the United States Securities and Exchange Commission (the  “SEC”) in connection with the proposed transaction. There may be other factors that may cause Somnigroup’s and Leggett's actual results to differ materially  from the forward-looking statements. Neither Somnigroup nor Leggett undertakes any obligation to publicly update any forward-looking statement, whether  as a result of new information, future events or otherwise, except as required by law.  Forward Looking Statements

 Note Regarding Historical Financial Information:  In this investor presentation we provide or refer to certain historical information for Somnigroup and Leggett. For a more detailed discussion of Somnigroup’s and Leggett’s financial performance, please refer to Somnigroup’s and Leggett’s SEC filings.  Note Regarding Trademarks, Trade Names, and Service Marks:  TEMPUR®, Tempur-Pedic®, the Tempur-Pedic & Reclining Figure Design®, Tempur Breeze, ActiveBreeze®, TEMPUR-Adapt®, TEMPUR-ProAdapt®, TEMPUR-LuxeAdapt®, TEMPUR-ProBreeze®, TEMPURLuxeBreeze®, TEMPUR-Cloud®, TEMPUR-Contour , TEMPUR-Rhapsody , TEMPUR-Flex®, THE GRANDBED BY Tempur-Pedic®, TEMPUR-Ergo®, TEMPUR-UP , TEMPUR-Neck , TEMPUR-Symphony, TEMPUR-Comfort , TEMPUR-Traditional , TEMPUR-Home , Sealy®, Sealy Posturepedic®, Stearns & Foster®, Intellicoil , PrecisionFit , COCOON by Sealy , SealyChill , Mattress Firm®, and Sleepy’s® are trademarks, trade names, or service marks of Somnigroup International Inc., and/or its subsidiaries. All other trademarks, trade names, and service marks in this presentation are the property of the respective owners.  Forward Looking Statements

 Legends  No Offer or Solicitation  This investor presentation is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Additional Information and Where to Find It  In connection with the proposed transaction, Somnigroup intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Leggett and that will also constitute a prospectus of Somnigroup with respect to the shares of Somnigroup common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, Leggett. Each of Somnigroup and Leggett may also file other relevant documents with the SEC regarding the proposed transaction.  This investor presentation is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Somnigroup or Leggett may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about Somnigroup and Leggett, free of charge on the SEC's website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Somnigroup will be available free of charge on Somnigroup's website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx. Copies of the documents filed with, or furnished to, the SEC by Leggett will be available free of charge on Leggett’s website at https://leggett.gcs-web.com/financials/sec-filings. The information included on, or accessible through,  Somnigroup’s or Leggett’s website is not incorporated by reference into this investor presentation.  Participants in Solicitation  Somnigroup, Leggett and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup's executive officers and directors in Somnigroup's definitive proxy statement filed with the SEC on March 31, 2026, under the section entitled “Proposal No. 1 — Election of Directors – Executive Officers,” “Proposal No. 1 — Election of Directors - Nominees to Board of Directors,” “Stock Ownership – Stock Ownership of Certain Beneficial Owners and Directors and Executive Officers,” “Executive Compensation and Related Information - Compensation of Executive Officers” and “Director Compensation.” You can find information about Leggett’s executive officers and directors in Leggett’s Annual Report on Form 10-K for the year ended December 31, 2025, under the sections entitled “Supplemental Information: Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance,” and in Leggett’s definitive proxy statement filed with the SEC on April 7, 2026, under the sections entitled “Corporate Governance and Board Matters - Director Compensation,” “Proposals to be Voted On at the Annual Meeting - Proposal One: Election of Directors,” “Executive Compensation and Related Matters - Compensation Discussion & Analysis” and “Security Ownership - Security Ownership of Directors and Executive Officers.” Additional information regarding the interests of the participants in the solicitation of proxies will be included in the Form S-4, the proxy statement/prospectus and other  relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

 Use of Non-GAAP Financial Measures Information  In this investor presentation and certain of its press releases and SEC filings, Somnigroup provides information regarding EBITDA, adjusted EBITDA, and leverage, which are not recognized terms under U.S. Generally Accepted Accounting Principles (“GAAP”) and do not purport to be alternatives to net income and earnings per share as a measure of operating performance, an alternative to cash provided by operating activities as a measure of liquidity, or an alternative to total debt. Also, Leggett provides information regarding Adjusted EBITDA, which is not recognized term under GAAP and does not purport to be an alternative to net income. Somnigroup and Leggett believe these non-GAAP measures provide investors with performance measures that better reflect Somnigroup’s and Leggett’s underlying operations and trends, including trends in changes in margin and operating expenses, providing a perspective not immediately apparent from net income and operating income. The adjustments each company’s management makes to derive the non-GAAP measures include adjustments to exclude items that may cause short-term fluctuations in the nearest GAAP measure, but which management does not consider to be the fundamental attributes or primary drivers of Somnigroup’s or Leggett’s businesses, as applicable.  Somnigroup and Leggett believe that [exclusion] of these items assists in providing a more complete understanding of their respective underlying results from continuing operations and trends, and each company’s management uses these measures along with the corresponding GAAP financial measures to manage their respective businesses, to evaluate its consolidated and business segment performance compared to prior periods and the marketplace, to establish operational goals and management incentive goals, and to provide continuity to investors for comparability purposes. Limitations associated with the use of these non-GAAP measures include that these measures do not present all the amounts associated with Somnigroup’s or Leggett’s results as determined in accordance with GAAP. These non-GAAP measures should be considered supplemental in nature and should not be construed as more significant than comparable measures defined by GAAP. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies. For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations on the following pages and Somnigroup’s and Leggett’s SEC filings.   EBITDA and Adjusted EBITDA   A reconciliation of Somnigroup’s GAAP net income to EBITDA and adjusted EBITDA per credit facility is provided on the subsequent slides. Somnigroup management believes that the use of EBITDA and adjusted EBITDA per credit facility provides investors with useful information with respect to Somnigroup’s operating performance and comparisons from period to period as well as Somnigroup’s compliance with requirements under its credit agreement.   A reconciliation of Leggett’s GAAP net income to EBITDA and adjusted EBITDA is provided on the subsequent slides. Leggett management believes that the use of EBITDA and adjusted EBITDA provides investors with useful information with respect to Leggett’s operating performance and comparisons from period to period.  Leverage   Consolidated indebtedness less netted cash to adjusted EBITDA per credit facility, which Somnigroup may refer to as leverage, is provided on a subsequent slide and is calculated by dividing consolidated indebtedness less netted cash, as defined by Somnigroup’s senior secured credit facility, by adjusted EBITDA per credit facility. Somnigroup provides this as supplemental information to investors regarding Somnigroup’s operating performance and comparisons from period to period, as well as general information about Somnigroup 's progress in managing its leverage.

 Somnigroup – 2025 Adjusted EBITDA  Twelve Months Ended  (in millions)  December 31, 2025  Net income  $ 384.1   Interest expense, net   261.1   Transaction related interest expense, net (1)   6.8   Income tax provision   95.7   Depreciation and amortization   291.6   EBITDA  $ 1,039.3   Adjustments for financial covenant purposes:  Acquisition-related costs (2)   114.2   Transaction costs (3)   56.0   Business combination charges (4)   53.8   Loss on disposal of business (5)   13.9   Supply chain transition costs (6)   12.1   Disposition-related costs (7)   10.5   Cloud-based computing arrangements impairment (8)   6.2    Adjusted EBITDA  $ 1,306.0   Adjustments for financial covenant purposes:  Loss from unrestricted subsidiary (9)   3.1   Earnings from Mattress Firm prior to acquisition (10)   18.7   Future cost synergies to be realized from Mattress Firm acquisition (11)   100.0   Adjusted EBITDA per credit facility  $ 1,427.8   Consolidated indebtedness less netted cash  $ 4,582.4   Ratio of consolidated indebtedness less netted cash to adjusted EBITDA  3.21 times

 Somnigroup – 2025 Adjusted EBITDA  (1)  In the year ended 2025, the Company incurred $6.8 million of transaction related interest expense, net of interest income, related to the Term B Loan drawn and held in escrow. The proceeds of the Term B Loan were released upon the closing of the acquisition of Mattress Firm on February 5, 2025.  (2)  In the year ended 2025, the Company recognized $114.2 million of acquisition-related costs following the Mattress Firm Acquisition, primarily related to one-time business combination accounting and purchase price allocation adjustments.  (3)  In the year ended 2025, the Company recorded $56.0 million of transaction costs primarily related to the Mattress Firm acquisition and related divestitures.  (4)  In the year ended 2025, the Company recorded $53.8 million of business combination charges primarily related to the floor model transition associated with the refinement of Mattress Firm's multi-branded merchandising plan, professional fees and restructuring costs.  (5)  In the year ended 2025, the Company recorded a $13.9 million loss on disposal of business, net of proceeds of $9.0 million, associated with the divestiture of 73 Mattress Firm stores and the Sleep Outfitters subsidiary.  (6)  In the year ended 2025, the Company recorded $12.1 million of supply chain transition costs associated with the consolidation of certain manufacturing facilities.  (7)  In the year ended 2025, the Company recorded $10.5 million of disposition-related costs, primarily related to retail store transition costs incurred for the divestiture to Mattress Warehouse.  (8)  In the year ended 2025, the Company recorded $6.2 million of impairment charges related to certain cloud-based computing arrangements.  (9)  A subsidiary in the Tempur Sealy North America business segment was accounted for as held for sale and designated as an unrestricted subsidiary under the 2023 Credit Agreement. Therefore, this subsidiary's financial results were excluded from the Company’s adjusted financial measures for covenant compliance purposes.  (10)  The Company completed the Mattress Firm acquisition on February 5, 2025 and designated this subsidiary as restricted under the 2023 Credit Agreement. For covenant compliance purposes, the Company included $18.7 million of Mattress Firm adjusted EBITDA for the period prior to acquisition in the Company's calculation of adjusted EBITDA per credit facility for the year ended December 31, 2025.   (11)  For the year ended 2025, the Company is permitted to include $100.0 million of future cost synergies expected to be realized in connection with acquisitions for the purpose of calculating adjusted EBITDA in accordance with the 2023 Credit Agreement.

 Leggett & Platt – 2025 Adjusted EBITDA   Twelve Months Ended  (in millions)  December 31, 2025  Net earnings  $ 235.4   Net interest expense   66.3   Income taxes   54.3   Depreciation and amortization   122.4   EBITDA  $ 478.4   Adjustments for reported Adjusted EBITDA  Gain on sale of Aerospace Products Group   (90.9)   Net gain from insurance proceeds   (34.7)   Gain on sale of real estate   (29.1)   Restructuring, restructuring-related, and impairment charges (1)   36.2   Pension settlement (2)   22.0   Somnigroup unsolicited offer evaluation costs   3.4    Adjusted EBITDA  $ 385.3   (1)  2025 includes $6 million of other restructuring activities not associated with the restructuring plan.  (2)  Impact from a non-cash settlement charge related to the termination of a pension plan.

 Footnotes  (1)  Expected post-closing ownership is based on fully diluted shares outstanding as of April 10, 2026.  (2)  EBITDA, adjusted EBITDA, adjusted EPS, and leverage are non-GAAP financial measures. Please refer to the “Use of Non-GAAP Financial Measures Information” on a previous slide for more information regarding the definitions of EBITDA, adjusted EBITDA, adjusted EPS, and leverage, including the adjustments (as applicable) from the corresponding GAAP information.  (3)  Somnigroup management estimates. Addressable market estimates are informed by equity research notes and other industry reports.  (4)  Leggett & Platt's 2025 results include $132M of sales and $22M of adjusted EBITDA from the Aerospace business unit, which was divested in August 2025. Prior to the divestiture, the Aerospace business unit's financial results were included in the Specialized Products reporting segment.  (5)  The Specialized Products segment includes the Automotive and Hydraulic Cylinder businesses, and the partial impact of the divested Aerospace business and the Furniture, Flooring & Textile Products Segments includes the Home Furniture, Work Furniture, Flooring Products and Textile Products businesses.  (6)  The combined financials have been adjusted for the elimination of $293M of FY25 sales between Leggett & Platt and Somnigroup.  (7)  Leggett & Platt’s adjusted EBITDA has been adjusted to remove $22M of adjusted EBITDA from the Aerospace business unit, which was divested in August 2025. Leggett & Platt's adjusted EBITDA has also been adjusted to add back $17M of stock-based compensation amortization to conform to Somnigroup’s definition of adjusted EBITDA in its credit facility.